UNITE[D STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

09058374

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

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SEC FILE NUMBER
8-66645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: CND Financial, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do Not use P.O. Box No.)

2368 Tree Branch
(No. and Street)

Schertz (City) Texas (State) 78154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Collier 210/566-2875
(Area Code-Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C.C. Garcia & Co., P.C.
(Name — *if individual, state last, first, middle name*)

6800 Park Ten Blvd., Ste. 191W (Address) San Antonio (City) Texas (State) 78213 (Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 0 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Milton Collier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of CND Financial, Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JENNIFER L. COX
MY COMMISSION EXPIRES
SEPTEMBER 8, 2010

Jennifer L Cox 2/26/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(c)(3).*

CND FINANCIAL, LTD.

Financial Statements

December 31, 2008

CND FINANCIAL, LTD.

Financial Statements
December 31, 2008

TABLE OF CONTENTS

C. C. Garcia & Co., P. C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Partners
CND Financial, Ltd.
Schertz, Texas

We have audited the accompanying statement of financial condition of CND Financial, Ltd. (the Partnership), as of December 31, 2008, and the related statements of income, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CND Financial, Ltd. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

C. C. Garcia & Co., P.C.

San Antonio, Texas
February 24, 2009

6800 Park Ten Blvd., Suite #191 W., San Antonio, Texas 78213 Tel. (210) 732-7701 FAX (210) 732-8715

CND FINANCIAL, LTD.

Statement of Financial Condition
December 31, 2008

ASSETS	
Current Assets:	
Cash	$ 16,006
Accounts Receivable, net of an allowance for doubtful accounts of $380	3,005
Total Current Assets	$ 19,011
Fixed Assets:	
Office Equipment	13,388
Accumulated Depreciation	(8,428)
Net Fixed Assets	4,960
TOTAL ASSETS	$ 23,971
LIABILITIES AND PARTNERS' EQUITY	
Current Liabilities:	
Accounts Payable	$ 3,400
Accrued Liabilities	1,455
Total Current Liabilities	4,855
Partners' Equity	19,116
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 23,971

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL, LTD.

Statement of Income
For the year ended December 31, 2008

Revenues	
Brokerage Fees	$ 127,155
Other Income	4,140
	131,295
Expenses	
Bad Debt Expense	380
Compensation and Benefits	90,566
Consultant Services	17,759
Advertising	140
Travel and Entertainment	1,391
Office	10,691
Telephone	4,718
Licenses and Examination Fees	514
Postage and Shipping	4,527
Miscellaneous	337
Repairs and Maintenance	1,841
Depreciation	3,376
Donations	98
Bank and Finance Charges	119
	136,457
Net Income (Loss)	$ (5,162)

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL, LTD.

Statement of Changes in Partners' Equity
For the year ended December 31, 2008

Partners Equity, December 31, 2007	$ 23,968
Prior Period Adjustments	
Accumulated Depreciation	789
2007 Current Earnings	(812)
Adjusted Beginning Balance	23,945
Net Income (Loss)	(5,162)
Contributions	11,000
Distributions	(10,667)
Partners' Equity, December 31, 2008	$ 19,116

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL, LTD.

Statement of Cash Flows
For the year ended December 31, 2008

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (5,162)
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:	
Depreciation	3,376
Prior Period Adjustments	(23)
(Increase) Decrease in:	
Other Receivables	(2,212)
Increase (Decrease) in:	
Accounts Payable	(1,911)
Accrued Liabilities	1,035
Net Cash Provided (Used) by Operating Activities	(4,897)
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	0
Net Cash Provided (Used) by Investing Activities	0
Cash Flows from Financing Activities:	
Partner Contributions	11,000
Partner Distributions	(10,667)
Net Cash Provided (Used) by Financing Activities	333
Net Increase (Decrease) in Cash	(4,564)
Cash Balance – December 31, 2007	20,570
Cash Balance – December 31, 2008	$ 16,006

Supplemental Disclosures For Statement of Cash Flows:

None.

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL, LTD.

Notes to Financial Statements
December 31, 2008

Note A – Organization and Summary of Significant Accounting Policies

CND Financial, Ltd. (the Partnership) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Partnership specializes in providing financing for churches by offering bond origination and brokerage services.

The Partnership, organized on June 2, 2004 as a Texas limited partnership, is comprised of one general partner, CND Holdings, LLC, with a 1% share of profits, loss, and capital; and three limited partners with a 33% share each of profits, losses, and capital. During 2008, FINRA approved the withdrawal of one limited partner. At year-end there were two limited partners at 49.5% share each of profits, losses and capital.

The following is a summary of significant accounting policies of the Partnership. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets and Depreciation

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method based on the following estimated useful life:

Office Equipment	3 – 5 years

Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense for the year ended December 31, 2008 was $3,376.

Consulting and Brokerage Fee Income

The Partnership recognizes consulting and brokerage fee income when earned under the terms of consulting agreements. Under these terms, consulting fees are earned upon the date of the execution of the agreement or when the minimum escrow amount is met as required by the escrow agreement. Brokerage fees are earned as bonds are sold but are not recognized as revenue until the minimum escrow amount is met and funds are available for disbursement.

Income Taxes

No income tax has been included in the financial statements since income or loss of the Partnership is required to be reported by the Partners on their individual income tax returns.

CND FINANCIAL, LTD.

Notes to Financial Statements
December 31, 2008

Note A – Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to depreciable lives of fixed assets. Accordingly, actual results may differ from estimated amounts.

Advertising Costs

Advertising costs are expensed as incurred and were $140 during the year.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash in a bank depository account.

Note B – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Partnership had net capital of $11,201, which was $6,201 in excess of its required net capital of $5,000. The Partnership's net capital ratio was .78 to 1.

Note C – Related Party Transactions

The Partnership is provided with office facilities and certain utilities at no charge by one of the limited partners.

Of the $90,566 of compensation and benefits expense, $64,605 represents commissions paid to the limited partners as of December 31, 2008.

C. C. Garcia & Co., P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners
CND Financial, Ltd.
Schertz, Texas

We have audited the accompanying financial statements of CND Financial, Ltd. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
February 24, 2009

6800 Park Ten Blvd., Suite #191 W., San Antonio, Texas 78213 Tel. (210) 732-7701 FAX (210) 732-8715

CND FINANCIAL, LTD.

Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2008

Net Capital and Computation of Basic Net Capital Requirements

Total Partners' Equity	$ 19,116
Less: Net Assets not Allowable for Net Capital	7,965
Net Capital	11,201
Less: Minimum Net Capital Requirements (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 6,201

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$ 4,855
Total Aggregate Indebtedness	$ 4,855
Ratio: Aggregate Indebtedness to Net Capital	.78 to 1

CND FINANCIAL, LTD.

Schedule II – Other Reporting Requirements
December 31, 2008

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Partnership qualifies for exemption under Rule 15c3-3(k)(2)(i) and does not hold customer funds or safe-keep customer securities.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) FOCUS Report	$ 14,436
Audit Adjustments	(3,235)
Net Capital per Schedule I	$ 11,201

C. C. Garcia & Co., P. C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(g)(1)

To the Partners
CND Financial, Ltd.
Schertz, Texas

In planning and performing our audit of the financial statements of CND Financial, Ltd. (the Partnership) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

6800 Park Ten Blvd., Suite #191 W., San Antonio, Texas 78213 Tel. (210) 732-7701 FAX (210) 732-8715

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(g)(1)
(CONTINUED)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carneiro & Co., P.C.

San Antonio, Texas
February 24, 2009

END